Exhibit 99.(h)(4)

HARRIS ASSOCIATES INVESTMENT TRUST

SHAREHOLDER SERVICE PLAN

(Adopted by the Board of Trustees on September 25, 2020)

This Shareholder Service Plan (the “Plan”) has been adopted by the Harris Associates Investment Trust (“Trust”) on behalf of each of its portfolios (each portfolio a “Fund” and collectively the “Funds”).

Section 1.             Payments

(a)           The Trust, on behalf of each Fund, is authorized to compensate either directly or through the Trust’s distributor, financial institutions and other persons who provide services for and/or maintain shareholder accounts (“Service Providers”) as set forth in this Plan.

(b)           As compensation for the services described herein, the Trust may pay the Service Provider a fee, as detailed below, from the assets of each Fund, as applicable, with respect to shareholder accounts for which the Service Provider maintains a service relationship.

Section 2.             Shareholder Service Fee

Pursuant to this Plan, the Trust shall accrue daily and pay monthly each Service Provider a shareholder service fee not to exceed 0.25% per annum of the average daily net assets of the Investor or Service Class shares of the Funds with which the Service Provider maintains a service relationship covered under a service agreement between the Service Provider and the Trust; provided, however, that payments may be made on other than a monthly basis to the extent agreed upon by the Service Provider. The 0.25% shareholder service fee shall constitute a payment for “service activities,” as described below, and any “service fee”: paid by a Fund, as that term is defined in subparagraph b(9) of Rule 2830 of the Conduct Rules of the NASD (now FINRA Rule 2342) and shall not exceed 0.25%.

Section 3.             Service and Sub-TA Activities

Service activities include but are not limited to: (a) answering shareholder inquiries regarding the manner in which purchases, exchanges and redemptions of Investor or Service Class shares of a Fund may be effected and other matters pertaining to the Investor and Service Class services; (b) providing necessary personnel and facilities to establish and maintain shareholder accounts and records; (c) assisting shareholders in arranging for processing of purchase, exchange and redemption transactions; and (d) providing such other related personal services as the shareholder may request.

Service activities may also include retirement plan administration activities that include but are not limited to: (a) acting, directly or through an agent, as the shareholder of record and nominee for all plan participants, (b) establishing and maintaining account records for each plan participant that beneficially owns Investor or Service Class shares of a Fund, (c) providing facilities to answer processing orders to purchase, redeem and exchange Investor or Service Class shares on behalf of plan participants, and handle the transmission of funds representing the purchase price or redemption proceeds and (d) addressing plan participant questions regarding their accounts and the Funds.

Sub-TA activities and recordkeeping activities are not “service activities.” Sub- TA and recordkeeping activities include but are not limited to, (a) establishing and maintaining accounts and records relating to clients of a Service Provider; (b) integrating periodic statements with other shareholder transactions; (c) transfer agent and sub transfer agent services for shareholders; (d) aggregating and processing purchase and redemption orders; (e) providing shareholders with statements showing their positions in the Funds; (f) processing dividend payments; (g) providing sub accounting services for Fund shares held beneficially; (h) forwarding shareholder communications, such as proxies, shareholder reports, dividend and tax notices, and updating prospectuses to shareholders; and (i) receiving, tabulating, and transmitting proxies executed by shareholders. The Trust may pay Service Providers separately for these Sub-TA activities.

Section 4.       Not for Distribution

This Plan is not intended to compensate Service Providers for distribution activities or expenses primarily intended to result in the sale of shares of the Fund.